April 24, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Mr. Jim B. Rosenberg

RE:	Prestige Brands Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2012 Filed May 18, 2012 Form 10-Q for the Quarterly Period Ended December 31, 2012 Filed February 7, 2013 File No. 001-32433

Dear Mr. Rosenberg:

Prestige Brands Holdings, Inc. (sometimes referred to herein as the “Registrant”, the “Company”, “we” or “our”), submits this response to the Securities and Exchange Commission (the “Commission”) staff's (the “Staff”) letter dated April 11, 2013 to Mr. Ronald M. Lombardi regarding the above-referenced Form 10-K and Form 10-Q.  For convenience, we have reproduced the Staff's comments immediately preceding each of the Registrant's responses.

Form 10-Q for the nine months ended December 31, 2012
Note 10. Long Term Debt, page 13

Comment

1.
We note your response to prior comment 4. Please revise your table in Appendix A to also include the quantitative impact of the errors on the quarterly period ended March 31, 2012 and an analysis to clarify whether the impacts are material to that quarter and the reasons why or why not.

Response
We are updating our previous response to provide the quantitative impact of the errors on the quarterly period ended March 31, 2012. Although we did not specifically reference the fourth quarter of fiscal 2012 in the formal analysis presented, we had considered the impact in the fourth quarter, which we determined to be immaterial.

We have included in our analysis an evaluation of the quantitative and qualitative impact of the accelerated amortization on the fourth quarter of fiscal 2012. Management did not rely on any one particular quantitative or qualitative factor and instead considered all relevant information in evaluating whether the amounts referenced should be considered material in accordance with ASC 250-10-45-27. We also considered the guidance in paragraph 29 of APB 28, in assessing materiality.

We note that the fourth quarter of fiscal 2012 included certain significant items that adversely impacted our fiscal 2012 fourth quarter results, which included charges to our earnings related to our acquisition of the acquired GSK brands as well as the loss on the extinguishment of debt. Due to these items, our reported results were close to break-even, which was not consistent with our trend of earnings. Accordingly, we considered these items when evaluating the materiality of the errors to the fourth quarter of fiscal 2012. When excluding such items, the impact of the accelerated amortization on income before income taxes was 5%. After considering the quantitative and qualitative impact in the context of FY'12-Q4 and full year fiscal 2012, we concluded that the impact was not material. Additionally, we considered the guidance in paragraph 29 of APB 28, and concluded that the originating error was not significant to the results for the quarter ended March 31, 2012.

The following table summarizes the quantitative impacts of the out-of-period adjustments on the fourth quarter and full year ended March 31, 2012:

(dollars in thousands)	Reported	Adjusted	Adjusted for below charges *	Reported	Adjusted
	FY'12-Q4	FY'12-Q4	FY'12-Q4	FY'12 YTD	FY'12 YTD

Amortization		(1,089)	(1,089)		(1,089)

Income (loss) before income taxes	800	(289)	20,382	61,157	60,068

% impact	(136)%	377%	(5)%	(2)%	(2)%

* Our results for the fourth quarter ended March 31, 2012 were adversely affected by the presence of significantcharges that reduced income before income taxes by $20.7 million in that quarter, relating primarily to acquisition related charges, debt extinguishment charges and unsolicited proposal costs. Accordingly, removing the effect of these amounts, the impact of the change on income before income taxes for the fourth quarter of fiscal 2012 was 5%. These charges consist of the following items, which were highlighted in our earnings release for the fourth quarter ended March 31, 2012:

(In thousands)	FY'12-Q4
Inventory step up charge associated with acquisitions	$1,795
Legal and professional fees associated with acquisitions	8,142
Transition costs associated with GSK brands acquired	3,588
Unsolicited proposal costs	1,737
Loss on extinguishment of debt	5,409
Total adjustments to income before income taxes	$20,671

Consistent with our conclusions in our response to prior comment 4, the qualitative factors impacting our year to date results for fiscal 2012 are also relevant to our fourth quarter as described below.

In performing the quantitative and qualitative evaluation, management relied on the following authoritative guidance:

•	ASC 250-10-S99-1, Securities and Exchange Commission SAB Topic 1M, formerly Staff Accounting Bulletin 99, “Materiality”

•
ASC 250-10-S99-2, Securities and Exchange Commission SAB Topic 1N, formerly Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

•	ASC 250-10-05, formerly Financial Accounting Standards Statement Number 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FAS Statement No. 3”
We also note that the amount related to the quarter ended March 31, 2012 is non-cash, and the write-off was triggered by continued positive cash flow of the Company allowing us to make additional voluntary payments on our debt. We also considered the following additional qualitative considerations:

•	The error was a non-cash charge to interest expense.

•
The error did not materially affect a trend in earnings or earnings growth, and had no effect on income from operations. There was no impact to segment reporting and the item would not change income to a loss or vice-versa, except for FY'12-Q4, which would occur only due to the significant charges detailed above that occurred in the fourth quarter. Absent these significant charges, our results are more consistent and comparable with our prior earnings trends.

•	We believe that investors typically do not focus as much on non-cash related charges in their expectations, and that this error would not impact our earnings trends.

•
We also believe that analysts following our Company focus more on the operating performance of the brands rather than the non-cash charges recorded on our debt, especially when exhibiting strong cash flow performance. Additionally, we would not have failed to meet or beat analysts' expectations if such amounts were recorded in the prior periods. The impact of this error was 5% after removing the significant charges described above.

•	There was no significant change to our debt covenants. The Company would have clearly passed both before and after the slight adjustment to the interest coverage covenant.

Based on all of the relevant information, including the above qualitative considerations, and as outlined in our updated materiality memorandum provided supplementally to the Staff, management concluded that the preponderance of information supported our conclusion that the error was not material to the fourth quarter ended March 31, 2012.

As requested by the Staff, we have updated our materiality memorandum to include the fourth quarter of fiscal 2012. Our updated materiality memorandum is being provided to the Staff under separate cover by counsel to the Registrant on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with Rule 12b-4, the Registrant requests that these materials be returned to the Registrant promptly following completion of the Staff's review thereof. By separate letter, counsel to the Registrant also has requested confidential treatment of these materials pursuant to 17 C.F.R. § 200.83.

Form 10-Q for the nine months ended December 31, 2012
Note 21. Condensed Consolidating Financial Statements, page 25

Comment

2.	We note your response to prior comment 5. Please address the following:

•
On page 13 you reference 100% owned subsidiaries but in Note 21, you refer to wholly-owned subsidiaries. Please confirm that the issuer subsidiary and the guarantor subsidiaries referred to in Note 21 are 100% owned and, if so, revise your disclosure in future filings to clarify this information.

•	Please provide us additional materiality quantification analyses for the fiscal years ended March 31, 2011 and March 31, 2012 and the quarterly periods ended June 30, 2012 and September 30, 2012

•	Please tell us what annual and quarterly interim and year to date periods contain errors for which you proposed not to include corrected condensed consolidated financial information in future filings.

Response
We have included our responses to the Staff's comment in each of the following bullets, which appear in the same order of the bullet requests above.

•	We confirm that the issuer subsidiary and the guarantor subsidiaries referred to in Note 21 are 100% owned and that we will revise our disclosure in future filings to clarify this information.

•
Although we did not include these periods in the formal analysis presented, we did consider and evaluate the effects on these periods when we performed our analysis. In response to the Staff's comment, we have updated our analysis for all periods, and we are supplementally providing to the Staff our memorandum with the additional materiality quantification analyses for the fiscal years ended March 31, 2011 and March

31, 2012 and the quarterly period ended June 30, 2012. Our conclusions for these periods are consistent with our previous conclusions that the error was immaterial. As noted in our memorandum, we also updated our analysis during the quarter ended September 30, 2012 to reflect minor additional adjustments related to the quarter ended June 30, 2012 that we identified during the September 30, 2012 close process. Accordingly, we properly reflected all adjustments and revisions in our Form 10-Q filing for the quarter ended September 30, 2012.

•
We plan to revise the condensed consolidating financial statements for all periods affected, except the year ended March 31, 2010 and the three months ended June 30, 2011. As noted in the materiality memorandum provided supplementally to the Staff, we identified additional minor adjustments during the quarter ended September 30, 2012, which related to the quarter ended June 30, 2012. These adjustments were reflected in our Form 10-Q for the quarter ended September 30, 2012, but had not been included in the previously reported condensed consolidating financial statements for the quarter ended June 30, 2012 or the previously revised condensed consolidating financial statements for the comparative quarter ended 2011. Accordingly, we will revise the condensed consolidating financial statements for the quarter ended June 30, 2012 when we file our Form 10-Q for the quarter ended June 30, 2013. Our quantitative analysis of these additional adjustments for the quarter ended June 30, 2012 is included in our materiality memorandum being provided supplementally to the Staff. We have concluded that the revisions are not material to any of the periods, and we do not plan to revise the year ended March 31, 2010 or the quarter ended June 30, 2011, based on the quantitative and qualitative analyses below. We also believe that the corrections are not currently useful to an investor as more current information is available and the trends are consistent with our previous analysis and disclosures.

Consistent with our analysis previously submitted, management considered all relevant information in evaluating whether the amounts referenced should be considered material when evaluated in the context of the financial statements as a whole for the fiscal years ended March 31, 2011 and March 31, 2012. We also considered that the misstatement did not negatively impact the presentation of the issuer's or guarantors' ability to make debt payments or significantly impact the results of the non-guarantor subsidiaries. Additionally, there was no impact on the consolidated financial statements, as the change in earnings for the issuer was eliminated in consolidation.

Contemporaneous with our identification of the error in the first quarter of fiscal 2013, we performed an analysis to evaluate the materiality of the error to the financial statements taken as a whole. We are supplementally providing to the Staff our materiality memorandum and analysis for the quarters ended June 30, 2012 and September 30, 2012 and for the years ended March 31, 2011 and 2012 for reference. We have previously provided the Staff with our initial materiality memorandum and analysis for the quarter ended June 30, 2012, which represents the first period that the condensed consolidated financial statements were revised.

Our conclusion that the error was immaterial for all prior periods was based, in part, on the following qualitative and quantitative considerations:

•
The adjustments increase net income and cash flows from operating activities of the subsidiary guarantor, thereby increasing the ability of the guarantor to pay dividends to the registrant in order to make payments against our debt.

•	The Company has a strong history of servicing all debt payments as evidenced by our accelerated prepayments of outstanding principal under certain of our debt facilities.

•
The non-guarantors represented less than 1% of the total assets of the Company before and after the revision. Accordingly, the adjustment had an insignificant impact on our ability to service our debt by either the issuer or the guarantor. We believe that the readers of the guarantor footnote are most likely to focus on the consolidated financial statements in conjunction with the combined columns of the parent, the issuer and the combined subsidiary guarantors, given the insignificance of the non-guarantor column, and that there are no significant restrictions on the ability of the guarantors to make payments to the issuer or the Company to obtain funds from its subsidiaries.

In our experience, investors and creditors have focused on our ability to secure and service our debt rather than the financial position, earnings and cash flows of our guarantor subsidiaries.

Our materiality memorandum has been updated for the years ended March 31, 2011 and 2012 and the first and second quarters of fiscal 2013 and is being provided to the Staff under separate cover by counsel to the Registrant on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with Rule 12b-4, the Registrant requests that these materials be returned to the Registrant promptly following completion of the Staff's review thereof. By separate letter, counsel to the Registrant also has requested confidential treatment of these materials pursuant to 17 C.F.R. § 200.83.

Based on the above analysis, including our materiality memorandum provided supplementally to the Staff, we concluded that the revision was not significant, and accordingly, we decided to present the corrected comparative information in our periodic filings as such periods arose (i.e., the quarters ended June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013), rather than amending to provide corrected information for all periods.

The Registrant hereby acknowledges that:

¤	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

¤	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

¤	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this has been responsive to the Staff's comments.  If there are additional questions or comments, please contact the undersigned at (914) 524-6806.

Very truly yours,

/s/ Ron. Lombardi
Ronald M. Lombardi Chief Financial Officer

 cc:       Samuel C. Cowley, Esq.